Room 4561

March 9, 2006

Costa Brava Partnership III, L.P.
c/o Mr. Seth W. Hamot
President
Roark, Reardon & Hamot, LLC
420 Boylston Street
Boston, Massachusetts 02116

Re: TechTeam Global, Inc.
Definitive Additional Soliciting Materials filed March 6, 2006 by Costa Brava
Partners III, L.P.
File No. 0-16284

Dear Mr. Hamot:

We have reviewed your filing and response letter dated March 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Soliciting Materials

1.   The director-nominees are deemed to also be making the solicitation as they have an interest in being elected as directors. Accordingly, the director-nominees should also be identified as filing persons on your Schedule 14A. Please include such director-nominees as filing persons or provide us your analysis as to why such director-nominees otherwise do not have an interest in being elected as directors and should not be deemed as making the solicitation.

2.   We note your following inquiries to TechTeam Global:

- "Why was it necessary to change our company's By-laws in early January of 2006 to ensure the continued exclusion of the corporate Secretary from these meetings?"

- "What conduct of the Board are you attempting to hide, and how much does it cost our company?"

As noted in comment 3 in our letter dated March 1, 2006, such statements appear to be making allegations of wrongdoing without sufficient factual support. For example, the Form 8-K filed January 9, 2006 discloses the amendment of the bylaws to provide the chairman with the authority to designate an acting secretary to take the minutes. Such an amendment by itself, however, does not necessarily "ensure the continued exclusion of the corporate Secretary." Please remove this language in future filings or revise to characterize these allegations as your belief and provide sufficient factual foundation to support the accusations of misconduct. Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, Mara Ransom, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        David A. Fine, Esq.
        Ropes & Gray LLP
        One International Place
        Boston, Massachusetts 02110
        Facsimile: (617) 951-7050